STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of

Strathmore Minerals Corp.

We have audited the consolidated balance sheets of Strathmore Minerals Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Sections 3855 — Financial Instruments — Recognition and measurement, 3861 — Financial Instruments — Disclosure and Presentation, 3860 — Hedges, 1530 — Comprehensive Income and 3251 — Equity, effective January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 22, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

April 22, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Strathmore Minerals Corp.

We have audited Strathmore Minerals Corp.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted principles and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss and cash flows for the years ended December 31, 2007, 2006 and 2005 and our report dated April 22, 2008 expressed an unqualified opinion.

Chartered Accountants

Vancouver, Canada

April 22, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006

ASSETS

Current
Cash and equivalents	$ 2,900,096	$ 5,299,908
Short term investments (Note 3)	12,788,046	27,412,579
Receivables	1,468,621	407,910
Prepaid expenses	59,687	30,593

	17,216,450	33,150,990

Investments (Note 4)	6,047,770	-
Property and equipment (Note 5)	2,033,175	690,904
Mineral property interests (Note 6)	16,923,140	19,648,460

	$ 42,220,535	$ 53,490,354

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 1,973,456	$ 724,055

Non-controlling interest (Note 6)	2,265,823	-

Shareholders' equity
Capital stock (Note 8)	53,471,619	69,061,053
Contributed surplus (Note 8)	4,400,836	1,591,993
Deficit	(13,132,989)	(17,886,747)
Accumulated other comprehensive loss	(6,758,210)	-

	37,981,256	52,766,299

	$ 42,220,535	$ 53,490,354

Nature of operations (Note 1)

Subsequent events (Note 15)

On behalf of the Board:

“ Ray Larson”	Director	“David Miller”	Director

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

GENERAL AND ADMINISTRATIVE EXPENSES
Advertising and promotion	$ 374,123	$ 88,141	$ 70,154
Amortization	250,441	64,749	43,046
Business development	274,055	111,876	96,636
Consulting fees	1,840,589	819,123	654,100
Insurance	155,668	36,690	-
Investment fees	84,176	92,127	3,061
Investors relations	23,623	24,858	110,718
Office and miscellaneous	363,348	235,000	222,318
Professional fees	792,666	370,419	132,637
Regulatory fees	52,094	37,958	16,384
Repairs and maintenance	45,155	-	-
Rent	137,343	60,706	47,581
Shareholder communications	159,604	47,287	9,329
Stock-based compensation (Note 8)	3,681,128	731,026	476,610
Telephone	77,119	41,414	37,031
Trade shows and conferences	387,754	379,389	229,792
Transfer agent	17,611	17,791	16,105
Travel	128,062	44,005	36,009
Vehicle expense	34,377	15,726	-
Wages and benefits	829,200	448,492	158,628

Loss before other items	(9,708,136)	(3,666,777)	(2,360,139)

OTHER ITEMS
Investment income	1,173,735	1,393,309	365,930
Foreign currency loss	(148,285)	(16,646)	-
Gain on property option agreements (Note 6)	9,109,983	-	-
Realized loss on short-term investments	(3,278)	-	-
Unrealized loss on short term investments (Note 3)	(68,062)	(20,574)	(4,817)

Income (loss) before income taxes	355,957	(2,310,688)	(1,999,026)

Future income tax recovery (Note 11)	4,397,801	-	376,524

Net income (loss) for the year	4,753,758	(2,310,688)	(1,622,502)

Deficit, beginning of year	(17,886,747)	(15,576,059)	(13,953,557)

Deficit, end of year	$(13,132,989)	$(17,886,747)	$(15,576,059)

Basic and diluted income (loss) per common share
Basic	$ 0.07	$ (0.03)	$ (0.03)
Diluted	$ 0.06	$ (0.03)	$ (0.03)

Weighted average number of common shares outstanding
Basic	72,159,437	66,314,107	53,550,088
Effect of dilution of stock options and warrants	2,711,341	-	-
Diluted	74,870,778	66,314,107	53,550,088

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

Net income (loss) for the year	$ 4,753,758	$ (2,310,688)	$ (1,622,502)

Other comprehensive loss:

Loss on available-for-sale securities, net of future income tax recovery (Note 4)	(6,758,210)	-	-

Comprehensive loss for the year	$ (2,004,452)	$ (2,310,688)	$ (1,622,502)

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

Accumulated other comprehensive loss, beginning of year	$ -	$ -	$ -

Other comprehensive loss:

Loss on available-for-sale securities, net of future income tax recovery (Note 4)	(6,758,210)	-	-

Accumulated other comprehensive loss, end of year	$ (6,758,210)	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$ 4,753,758	$(2,310,688)	$(1,622,502)
Items not affecting cash
Amortization	250,441	64,749	43,046
Unrealized loss on short term investments	68,062	20,574	4,817
Stock-based compensation	3,681,128	731,026	476,610
Future income tax recovery	(4,397,801)	-	(376,524)
Property investigation costs	-	126,289	-
Gain on property option agreements	(9,109,983)	-	-

Changes in non-cash working capital items:
Increase in receivables	(713,081)	(167,666)	(205,678)
Increase in prepaid expenses	(29,094)	(3,942)	(13,335)
Increase (decrease) in accounts payable and accrued liabilities	255,751	41,799	(8,904)

Cash used in operating activities	(5,240,819)	(1,497,859)	(1,702,470)

CASH FLOWS FROM INVESTING ACTIVITIES
Short term investments	14,506,471	(18,432,089)	(9,005,881)
Property and equipment purchased	(1,592,712)	(547,424)	(181,217)
Mineral property interests	(16,012,748)	(7,920,372)	(3,796,823)
Recoveries on mineral property interests	2,987,857	-	-
Cash transferred on plan of arrangement	(500,000)	-	-
Reorganization costs on plan of arrangement	(328,914)	-	-

Cash used in investing activities	(940,046)	(26,899,885)	(12,983,921)

CASH FLOWS FROM FINANCING ACTIVITIES
Subscriptions received in advance	-	-	3,600
Share issuance costs	-	(684,014)	(1,158,352)
Capital stock issued	3,781,053	22,237,845	18,901,938

Cash provided by financing activities	3,781,053	21,553,831	17,747,186

Increase (decrease) in cash and equivalents during the year	(2,399,812)	(6,843,913)	3,060,795

Cash and equivalents, beginning of year	5,299,908	12,143,821	9,083,026

Cash and equivalents, end of year	$ 2,900,096	$ 5,299,908	$12,143,821

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

1.

NATURE OF OPERATIONS

Strathmore Minerals Corp. (the “Company”) is organized under the laws of the Province of British Columbia and is considered to be in the exploration stage.

The Company is in the process of exploring its mineral property interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral property interests and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

2.

SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the following subsidiaries incorporated in the US:

	December 31, 2007 Ownership	December 31, 2006 Ownership
Strathmore Resources (US) Ltd.	100%	100%
Roca Honda Resources, LLC	60%	-
Nose Rock, LLC	100%	-
Juniper Ridge, LLC	100%	-
AUC, LLC	100%	-

Significant inter-company balances and transactions are eliminated on consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Significant accounts that require estimates relate to the possible impairment of property and equipment and mineral property interests, the useful life of property and equipment, valuation allowances for future income taxes, valuation of investments, valuation of stock-based compensation and warrants in private placements and valuation of asset retirement obligations.

Cash and equivalents

Cash is comprised of cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short term investments

Short term investments, are classified as held-for-trading and measured at fair market value. Gains and losses are recognized on the income statement. Prior to fiscal 2007, short term investments were recorded at the lower of cost or market value on an aggregate basis.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property and equipment

Property and equipment is recorded at cost and amortization is calculated using the declining-balance method, unless otherwise noted, at the following annual rates:

Office equipment	20%
Geological equipment	20%
Leasehold improvements	5 year straight-line
Computer equipment	30%
Computer software	50%
Building	4%
Vehicle	30%

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at December 31, 2007 and 2006, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded costs of mineral property interests and deferred exploration costs are based on cash paid and the value of share considerations issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into the Canadian dollar equivalent using the temporal method.  The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statement of operations.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders.

When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of income taxes in the statement of operations.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability. The Company currently does not have any asset retirement obligations.

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, and warrants with the average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Change in accounting policy

On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”, for fiscal years beginning on or after January 1, 2007. These standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial instruments - Recognition and measurement

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The Company has implemented the following classifications for its financial instruments:

a)

Cash and equivalents and short term investments have been classified as held-for-trading.

b)

Investments have been classified as available-for-sale.

c)

Receivables have been classified as loans and receivables and measured at amortized cost.

d)

Accounts payable and accrued liabilities have been classified as other financial liabilities and are measured at amortized cost.

Comprehensive Income

Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale.

Recent accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is currently considering the impact this will have on the Company's financial statements.

Section 1400 - Assessing Going Concern

This Section was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Recent accounting pronouncements (cont'd...)

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital,

(ii)

summary quantitative data about what it manages as capital.

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject.

(iv)

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)   designating financial assets and liabilities as held for trading;

(ii)  designating financial assets as available-for-sale; and

(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

Section 3863 – Financial Instruments - Presentation

This Section was issued to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

3.

SHORT TERM INVESTMENTS

Short term investments are recorded at fair value and are comprised of the following:

	2007	2006

Bonds and bond funds	$ 12,788,046	$ 27,412,579

During fiscal 2007, the Company recorded an unrealized loss of $68,062 (2006 - $20,574) to reflect the fair value of the investments as at December 31, 2007.

4.

INVESTMENTS

Investments are recorded at fair value and are comprised of the following:

	2007	2006

Yellowcake Mining Inc.	$ 2,217,890	$ -
American Uranium Corporation	3,829,880	-

	$ 6,047,770	-

These securities have not been registered with the Securities and Exchange Commission and may not be offered for sale as at December 31, 2007. During fiscal 2007, the Company recorded an unrealized loss of $6,758,210 (2006 - $Nil), net of future income taxes, to reflect the fair value of the investments as at December 31, 2007.

5.

PROPERTY AND EQUIPMENT

	2007			2006

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office equipment	$ 291,673	$ 71,125	$ 220,548	$108,821	$ 38,371	$ 70,450
Building	483,902	11,053	472,849	-	-	-
Geological equipment	248,169	54,264	193,905	132,430	19,090	113,340
Leasehold improvements	245,534	47,808	197,726	65,114	17,413	47,701
Land	370,703	-	370,703	370,703	-	370,703
Computer equipment	258,183	88,798	169,385	105,239	55,092	50,147
Computer software	114,963	45,496	69,467	48,343	9,780	38,563
Vehicles	410,235	71,643	338,592	-	-	-

	$2,423,362	$ 390,187	$2,033,175	$830,650	$139,746	$690,904

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

6.

MINERAL PROPERTY INTERESTS

December 31, 2007	Roca Honda Property	Nose Rock/ Crown Point Property	Church Rock Property	Dalton Pass Property	Marquez Property	Jeep Property	Juniper Ridge Property	Rock Hill /Red Horse Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Canada/ Peru Properties	Other Properties	Total Property Costs

Acquisition costs:
Balance, beginning of year	$ 498,970	$ 908,991	$ 289,155	$ 20,927	$ -	$ -	$ 488,158	$ -	$ 937,835	$ 99,279	$3,154,921	$ 1,304,210	$ 7,702,446

Additions	-	3,931	108,170	1,044	810,147	24,319	92,267	834,496	8,653	10,889	425,000	19,534	2,338,450
Cost Recoveries	-	(260,900)	-	(21,971)	-	-	(580,425)	-	(946,488)	(110,168)	-	-	(1,919,952)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(3,579,921)	-	(3,579,921)

Balance, end of year	498,970	652,022	397,325	-	810,147	24,319	-	834,496	-	-	-	1,323,744	4,541,023

Exploration costs:
Balance, beginning of year	320,175	60,788	1,767,050	-	-	52,017	52,858	-	167,014	173,972	8,941,150	410,990	11,946,014

Incurred during the year
Administration	63,682	6,671	8,121	6	45	15,570	10,489	233	346	23,159	143,914	15,045	287,281
Drilling	5,116,130	-	-	-	-	123,419	61,882	-	-	607,415	483,255	98,388	6,490,489
Equipment/Vehicles	-	-	-	-	-	1,839	806	-	-	-	519,706	54	522,405
Engineering	771,600	-	237,824	-	-	364	5,880	116	-	188,168	479	74,771	1,279,202
Environmental	115,718	-	-	-	-	23	35,290	-	-	31,131	-	26,322	208,484
Facilities/Construction	736	-	5,200	-	-	-	-	-	-	4,178	29,851	7,200	47,165
Geology & Geophysics	100,280	986	2,186	47	3,187	4,619	39,515	33,103	8,510	26,369	2,686,412	30,383	2,935,597
Health & Safety	6,738	-	578	-	-	-	8,326	-	53	12,332	-	10,660	38,687
Property	14,862	61,362	20,223	9,413	1,532	46,071	51,267	31,322	108,545	6,606	598,632	400,540	1,350,375
Permitting/Regulatory	357,594	138	9,877	-	-	14,153	217,703	-	6,267	71,934	104,916	609,800	1,392,382
Personnel Time	49,228	11,995	166,194	7,187	12,846	35,707	96,214	220	8,039	205,550	915,152	74,084	1,582,416
Travel	22,411	7,407	8,768	1,251	2,628	7,878	18,205	-	2,420	52,453	113,614	30,344	267,379

	6,618,979	88,559	458,971	17,904	20,238	249,643	545,577	64,994	134,180	1,229,295	5,595,931	1,377,591	16,401,862

Cost recoveries	(1,062,280)	-	-	(17,904)	-	(166,741)	(598,435)	-	(301,194)	(388,359)	-	-	(2,534,913)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(14,537,081)	-	(14,537,081)
Prepaid exploration expenditures	-	-	-	-	-	-	-	-	-	-	-	1,106,235	1,106,235

Balance, end of year	5,876,874	149,347	2,226,021	-	20,238	134,919	-	64,994	-	1,014,908	-	2,894,816	12,382,117

Total costs	$6,375,844	$ 801,369	$ 2,623,346	$ -	$ 830,385	$ 159,238	$ -	$ 899,490	$ -	$ 1,014,908	$ -	$ 4,218,560	$ 16,923,140

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

6.

MINERAL PROPERTY INTERESTS (cont’d…)

December 31, 2006	Roca Honda Property	Nose Rock/ Crown Point Property	Church Rock Property	Dalton Pass Property	Marquez Property	Jeep Property	Juniper Ridge Property	Rock Hill /Red Horse Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Canada/ Peru Properties	Other Properties	Total Property Costs

Acquisition costs:
Balance, beginning of year	$ 498,970	$ 484,491	$ 289,155	$ -	$ -	$ -	$ 205,158	$ -	$ 672,475	$ 99,279	$ 2,383,386	$ 946,864	$ 5,579,778

Additions	-	424,500	-	20,927	-	-	283,000	-	265,360	-	771,535	357,346	2,122,668

Balance, end of year	498,970	908,991	289,155	20,927	-	-	488,158	-	937,835	99,279	3,154,921	1,304,210	7,702,446

Exploration costs:
Balance, beginning of year	28,206	35,692	376,744	-	-	-	20,676	-	23,625	5,408	2,955,712	124,927	3,570,990

Incurred during the year:
Administration	9,021	87	113,202	-	-	385	727	-	3,732	2,125	99,806	984	230,069
Geology & Geophysics	106	-	673	-	-	94	-	-	-	14	3,242,567	14,284	3,257,738
Lab analysis & sampling	-	-	-	-	-	-	-	-	-	-	19,990	-	19,990
Property fees	23,673	24,270	30,846	-	-	615	31,455	-	136,634	4,673	211,705	261,838	725,709
Personnel time	254,203	-	1,112,321	-	-	47,505	-	-	-	156,514	1,875,141	-	3,445,684
Travel	4,966	739	133,264	-	-	3,418	-	-	3,023	5,238	536,229	8,957	695,834

	291,969	25,096	1,390,306	-	-	52,017	32,182	-	143,389	168,564	5,985,438	286,063	8,375,024

Balance, end of year	320,175	60,788	1,767,050	-	-	52,017	52,858	-	167,014	173,972	8,941,150	410,990	11,946,014

Total costs	$ 819,145	$ 969,779	$ 2,056,205	$ 20,927	$ -	$ 52,017	$ 541,016	$ -	$ 1,104,849	$ 273,251	$ 12,096,071	$ 1,715,200	$ 19,648,460

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

6.

MINERAL PROPERTY INTERESTS (cont’d…)

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

New Mexico properties, USA

Roca Honda Property

On July 26, 2007, the Company completed an agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop the Roca Honda uranium project located in New Mexico. The Company has transferred its entire interest in the Roca Honda Property to Roca Honda Resources, LLC, a subsidiary in which the Company owns 60% and Sumitomo 40%. The Company and Sumitomo are committed to fund a US$27,215,000 feasibility study, in proportion to their respective ownership interests by the end of fiscal 2011. Following completion of the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine. During fiscal 2007, the Company received US$1,000,000 from Sumitomo for completing the agreement.

The Company had acquired its original 100% interest in the Roca Honda claims during prior years by paying $227,970 and issuing 200,000 common shares valued at $271,000.

The Company has consolidated Roca Honda Resources, LLC into its operations and recorded a non-controlling interest of $2,265,823 to reflect Sumitomo’s 40% interest.

Nose Rock/Crown Point Property

The Company acquired a 100% interest in Nose Rock/Crown Point claims located in New Mexico, USA by paying $206,991 and issuing 300,000 common shares valued at $702,000.

On September 14, 2007 the Company granted Uranium International Corp. (formerly Nu-Mex Uranium Resources Inc.) (“UIC”) an option to acquire up to a 65% interest in the Company’s Nose Rock property by paying the Company US$250,000 and issuing 5,000,000 common shares. A nominal value has been attributed to these shares. To earn its 65% interest, UIC is required to incur a total of US$44,500,000 in exploration expenditures in stages over seven years. The Company retains the right to earn back a 16% interest in the project in consideration for US$25,000,000.

Dalton Pass Property

On October 5, 2007, the Company granted UIC an option to acquire up to a 65% interest in the Dalton Pass property. To earn its 65% interest, UIC has paid US$250,000 and is required to incur a total of US$16,750,000 in exploration expenditures in stages over six years and pay the Company an additional US$1,000,000 in cash or, at the option of UIC, common shares of UIC, in stages over four years. The Company retains the right to earn back a 16% interest in the project interesting consideration for US$8,000,000

The $257,700 (US$250,000) payment exceeded the property’s cost base and the Company has recorded a $217,825 gain in its statement of operations.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

6.

MINERAL PROPERTY INTERESTS (cont’d…)

New Mexico properties, USA (cont’d…)

Marquez Property

On September 5, 2007, the Company entered into a mineral lease agreement on the Marquez property located in New Mexico, for a period of ten years, with the option to extend the lease for an additional five years. The Company has paid $805,700 (US$750,000) and is required to make annual payments of US$250,000 during the initial ten year term. To extend the lease for an additional five years, the Company is required to pay US$750,000 and make annual payments of US$300,000 thereafter. To extend the lease beyond fifteen years, the Company is required to pay an additional US$750,000.

The property is subject to an 8% net proceeds production royalty. Should commercial production not commence by September, 2015, the Company will be required to pay additional annual minimum advance royalty payments of US$250,000 which may be recovered from future production royalties.

Church Rock Property

The Company had acquired its original 100% interest in the Church Rock property during prior years by paying $153,655 and issuing 100,000 common shares valued at $135,500.

On May 31, 2007, the Company entered into an option agreement to acquire certain water rights in the McKinley county area of New Mexico. The purchase price was US$4,000 per acre-foot per year of consumptive use and is payable as follows: an initial US$100,000 deposit and 50% of US$4,000 multiplied by the amount of water right authorized by the State Engineer. The remainder is to be paid at closing. The final amount to be paid will be determined in accordance with the agreement which includes a 5% escalator fee per year after the second year in which the petition to the State Engineer is being reviewed.

Wyoming properties, USA

Jeep Property

The Company acquired, by staking, a 100% interest in the Jeep property.

On July 31, 2007, the Company granted Yellowcake Mining Inc. (“Yellowcake”) an option to acquire a 60% interest in the Company’s Jeep property. To earn its 60% interest, Yellowcake is required to incur a total of  US$10,000,000 in exploration expenditures in stages to September 2013. The Company retains the right to earn back an 11% interest in the project in consideration for up to US$10,000,000.

Juniper Ridge Property

The Company acquired a 100% interest in the Juniper Ridge property by issuing 100,000 common shares valued at $147,000.

On March 14, 2007 the Company granted an option to acquire up to an 80% interest in its Juniper Ridge property to Yellowcake. The Company transferred its entire interest in the Juniper Ridge property to Juniper Ridge LLC.  In return for the option, Yellowcake paid the Company US$100,000 and issued 9,000,000 shares valued at $9,779,900 in the capital of Yellowcake to Juniper Ridge LLC. To earn its interest, Yellowcake is committed to additional payments of US$400,000 over four years and will fund US$8,000,000 over five years toward the property’s exploration. Yellowcake will earn a 40% interest upon incurring US$4,000,000 in expenditures and will be required to pay a royalty payment to the Company of 3% of the optioned portion of all future production. Pursuant to the agreement, Yellowcake had the option to enter into an equal partnership with the Company over any mining leases acquired from certain databases.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

6.

MINERAL PROPERTY INTERESTS (cont’d…)

Wyoming properties, USA (cont’d…)

Pine Tree/Reno Creek Property

The Company acquired a 100% interest in Pine Tree/Reno Creek claims located in Wyoming, USA by issuing 300,000 common shares valued at $610,000.

On August 20, 2007 the Company granted American Uranium Corporation (“American Uranium”) an option to acquire a 60% in the Pine Tree/Reno Creek property. The Company has transferred its entire interest in Pine Tree/Reno Creek  to AUC, LLC. American Uranium has contributed 5,000,000 common shares valued at $5,828,600 to AUC, LLC. To earn its 60% interest, American Uranium will contribute US$33,000,000 for exploration by spending US$1,500,000 in both the first year and second year, US$2,000,000 in the third year, and US$28,000,000 in the fourth year.  American Uranium will have earned a 22.5% interest upon incurring US$12,375,000 in expenditures and 37.5% interest upon incurring the remaining US$20,625,000.  The US$28,000,000 will be reduced proportionately depending on the results of a property evaluation.

Sky/Cedar Rim Property

The Company acquired a 100% interest in Sky/Cedar Rim claims located in Wyoming, USA by issuing 50,000 common shares valued at $86,250.

On July 31, 2007, the Company granted Yellowcake an option to acquire a 60% interest in the Company’s Sky/Cedar Rim property. To earn its 60% interest, Yellowcake is required to incur a total of US$7,500,000 in exploration expenditures in stages to September 2011. The Company retains the right to earn back a 11% interest in the project in consideration for up to US$7,500,000.

Rock Hill/Red Horse Property

On October 31, 2007 the Company acquired 100% of Rock Hill mineral claims by paying US$770,960 and reimbursing vendor for staking fees of $46,500. The Company also acquired data related to this property by issuing 25,000 common shares valued at $62,500. The property is subject to a 5% net proceeds royalty.

Gas Hills Mill Site Property

On December 10, 2007 the Company entered into an option agreement to acquire the Gas Hills Mill Site property locate in Wyoming and the related NRC license. The Company paid US10,000 for a one year option to acquire the property. The Company is required to pay an additional amount to complete the acquisition.

Other Properties

Other New Mexico Properties

The Company acquired a 100% interest in certain claims located in New Mexico, USA, by paying $91,651. Certain claims are subject to a 1% royalty.

Other Wyoming Properties

The Company acquired a 100% interest in a certain claims located in Wyoming, USA by paying $87,560, incurring additional costs of $261,887 and issuing 550,000 common shares valued at $986,250.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

6.

MINERAL PROPERTY INTERESTS (cont’d…)

Chord property, South Dakota

The Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $59,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2009. During fiscal 2007, the Company paid $11,000 (US$10,000) (2006 - $14,381 (US$10,000)).  The property is subject to a 2% gross royalty.

7.

PLAN OF ARRANGEMENT

On June 19, 2007 the shareholders of the Company approved a plan of arrangement (“the arrangement”) to reorganize the Canadian and Peruvian mineral property interests. The effective date of the transaction was July 17, 2007.

Under the terms of the arrangement, all of the Company’s Canadian and Peruvian mineral property interests with a cost base of $18,117,002, its investment in Great Bear Resources valued at $50,000, and $500,000 cash were transferred to Fission Energy Corp. (“Fission”).  The Company also incurred $328,914 of reorganization costs to complete the arrangement (Note 8). Under the terms of the arrangement, the Company’s shareholders received one new common share in exchange for their old Strathmore common share and one-third of one common share in the capital of Fission for each common share held on the share distribution record date of July 13, 2007.

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited number of common shares, without par value

Issued
As at December 31, 2004	36,241,257	$ 23,457,405	$ 2,420,262
Private placements	10,144,286	12,752,584	2,505,917
Exercise of options	887,000	466,080	(169,381)
Exercise of warrants	7,082,971	4,280,507	(875,269)
Acquisition of mineral property interests	1,400,000	2,377,750	-
Stock-based compensation	-	-	476,610
Stock issuance costs	-	(1,657,834)	499,482
Tax benefits renounced to flow through share subscribers	-	(376,524)	-

As at December 31, 2005	55,755,514	41,299,968	4,857,621
Private placements	3,265,950	8,699,795	-
Exercise of options	2,370,000	2,815,678	(884,878)
Exercise of warrants	8,340,084	14,809,977	(3,199,127)
Acquisition of mineral property interests	900,000	2,207,000	-
Stock-based compensation	-	-	731,026
Share issuance costs	-	(771,365)	87,351

As at December 31, 2006	70,631,548	69,061,053	1,591,993
Exercise of options	597,000	1,428,353	(417,553)
Exercise of warrants	1,179,363	3,224,985	(454,732)
Acquisition of mineral property interests	125,000	490,500	-
Tax benefits renounced to flow through share subscribers		(1,737,356)	-
Plan of arrangement (Note 7)	-	(18,995,916)	-
Cancellation of escrowed shares	(75,000)	-	-
Stock-based compensation	-	-	3,681,128

As at December 31, 2007	72,457,911	$53,471,619	$ 4,400,836

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

In January, 2005, the Company issued 30,000 flow-through common shares at a price of $1.95 per share for proceeds of $58,500 which were received in fiscal 2004.

In February, 2005, the Company issued 10,000,000 units at $1.50 per unit for gross proceeds of $15,000,000. Each unit consists of one common share and one half of one share purchase warrant. One whole warrant is exercisable at $1.75 until February 21, 2006 and thereafter at $2.00 expiring February 21, 2007. An estimated fair value of $2,480,945 was allocated to the warrants and is included in contributed surplus. In connection with the placement the Company issued agents’ warrants to purchase 1,027,180 common shares at a price of $1.75 per share in the first year and $2.00 per share in the second year and paid commissions of $1,027,180, of which $169,892 was allocated to the commissions on the warrants and is included in contributed surplus.  The fair value of the agents warrants, being $802,026, was determined using the Black-Scholes option pricing model with a volatility of 62%, risk-free interest rate of 2.92%, expected life of 2 years, and a dividend rate of 0%.

In October 2005, the Company issued 114,286 units at $1.75 per unit for gross proceeds of $200,001.  Each unit consists of one common share and one half of one share purchase warrant exercisable at $2.00 per share until October 26, 2007.  An estimated fair value of $24,972 was allocated to the warrants and is included in contributed surplus.

In May, 2006, the Company issued 1,697,300 flow-through shares at $3.00 per share and 1,568,650 units at $2.30 per unit for total proceeds of $8,699,795. Each unit consists of one common share and one half of one share purchase warrant. One whole warrant is exercisable at $3.25 and expires May 9, 2008. In connection with the placement, the Company paid commissions of $521,988 in cash and issued 195,957 agents’ warrants. The fair value of the agents’ warrants, being $87,351, was determined using the Black-Scholes option pricing model with a volatility of 53%, risk-free interest rate of 4.26%, expected life of 1 year, and a dividend rate of 0%.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2004	10,081,638	$ 0.54	3,275,000	$ 0.68
Granted	6,084,323	1.75	1,600,000	1.69
Exercised	(7,082,971)	0.48	(887,000)	0.33
Expired/cancelled	-	-	(100,000)	1.44

Outstanding, December 31, 2005	9,082,990	1.39	3,888,000	1.16
Granted	980,282	3.11	2,840,000	1.89
Exercised	(8,340,084)	1.39	(2,370,000)	0.81
Expired/cancelled	(2,500)	0.76	(163,000)	1.91

Outstanding, December 31, 2006	1,720,688	2.53	4,195,000	1.82
Granted	-		2,650,000	2.74
Exercised	(1,179,363)	2.35	(597,000)	1.69

Outstanding, December 31, 2007	541,325	$ 2.39	6,248,000	$ 2.15

Number currently exercisable	541,325	$ 2.39	3,598,000	$ 1.72

In conjunction with the plan of arrangement (Note 7), all the stock options outstanding as at June 19, 2007 vested immediately and the exercise price of all the stock options outstanding as at July 17, 2007 was amended to take into account the change in the fair market value of common shares as a result of transferring the spin-out assets from the Company to Fission.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

The re-pricing of the stock options, along with the stock options and share purchase warrants outstanding as at December 31, 2007 is as follows:

	Number of Shares	Exercise Price Before Plan of Arrangement	Exercise Price as at December 31, 2007. After Plan of Arrangement	Expiry Date

Options	300,000	$ 2.20	$ 2.05	April 29, 2008
	125,000	2.50	2.34	April 13, 2009
	724,000	1.50	1.40	October 6, 2010
	100,000	3.00	2.80	December 15, 2010
	1,692,000	1.70	1.59	August 31, 2011
	657,000	2.10	1.96	October 27, 2011
	2,500,000	-	2.75	August 31, 2012
	150,000	-	2.50	November 21, 2012

Total	6,248,000

Warrants	541,325	$ 3.25	$ 2.39	May 9, 2008

All outstanding warrants of the Company at the completion date of the plan of arrangement are exercisable into one common share of the Company and one-third of one common share of Fission for each warrant exercised. The exercise price is split between the Company and Fission and has been determined using the same ratio that the fair market value of the Canadian and Peruvian net assets made up of the total net assets of the Company on July 17, 2007. The Company also extended the expiry date from November 9, 2007 to May 9, 2008 on warrants to acquire 541,325 common shares.

Stock-based compensation

During fiscal 2007, the Company granted 2,650,000 (2006 – 2,840,000; 2005 – 1,600,000) options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations.  Total stock-based compensation recognized in the statement of operations during fiscal 2007 was $3,681,128 (2006 - $731,026; 2005 - $476,610) as a result of options granted and vested and re-priced. This amount was also recorded as contributed surplus on the balance sheet.  The weighted average fair value of options granted was $2.74 (2006 - $1.09; 2005 - $0.62) per option.

The following assumptions were used for the valuation of stock options:

	2007	2006	2005

Risk-free interest rate	4.53%	4.02%	3.00%
Expected life	4 years	3.6 years	2.3 years
Annualized volatility	63%	79%	60%
Dividend rate	0.00%	0.00%	0.00%

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Cash and equivalents:
Cash balances	$ 2,812,096	$ 5,189,185	$ 12,032,505
Term deposits	88,000	110,723	111,316

	$ 2,900,096	$ 5,299,908	$ 12,143,821

Significant non-cash transactions during the year ended December 31, 2007 included:

a)

Issuing 125,000 (2006 – 900,000; 2005 – 1,400,000) common shares valued at $490,500 (2006 – $2,207,000; 2005 - $2,377,750) pursuant to the acquisition of mineral property interests and issuing Nil (2006 – 195,957; 2005 – 1,027,180) agents’ warrants valued at $Nil (2006 – $87,351; 2005 - $802,026) as finders’ fees on private placements.

b)

Accruing deferred exploration costs in accounts payable and accrued liabilities of $1,610,077 (2006 – $616,427; 2005 - $119,818) at December 31, 2007.

c)

Issuing Nil (2006 – 10,000; 2005 – 30,000) common shares for proceeds of $Nil (2006 – $3,600; 2005 - $58,500) received in the prior year.

d)

Recognizing mineral property recoveries of $347,630 through receivables.

e)

Receiving investments valued at $15,608,500 pursuant to mineral property option agreements.

f)

Transferring mineral property interests with a cost base of $18,117,002 and an investment valued at $50,000 to Fission.

10.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a)

Paid or accrued $723,449 (2006 - $290,615; 2005 - $225,598) for consulting fees to directors and a companies controlled by directors.

b)

Paid or accrued $468,601 (2006 - $290,415; 2005 - $225,684)) for consulting fees to officers of the Company.

c)

Paid or accrued $160,000 (2006 - $116,000; 2005 - $nil) for director’s fees, included in wages to directors.

Included in accounts payable is $68,539 (2006 $15,449; 2005 - $14,291) for fees and expense reimbursements to directors, officers and companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

An officer of the Company is also a former director of Yellowcake. The officer of the Company was a director of Yellowcake during the time the options on the Jeep and Sky properties were granted (Note 6).

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

11.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported income taxes is as follows:

	2007	2006	2005

Loss before income taxes	$ 355,957	$ (2,310,688)	$ (1,999,026)

Expected income tax recovery	$ (121,452)	$ 834,621	$ 697,061
Foreign tax rate differences	(58,144)	-	-
Other items not deductible for income tax purposes	4,417,078	(343,052)	(229,573)
Stock-based compensation not deductible for income tax purposes	(1,256,001)	(264,047)	(166,194)
Recognized (unrecognized) benefits of non-capital losses	(7,379,282)	(227,522)	75,230

Future income tax recovery	$ (4,397,801)	$ -	$ 376,524

The significant components of the Company’s future income tax assets are as follows:

	2007	2006	2005

Future income tax assets:
Equipment	$ 58,264	$ 61,021	$ 45,074
Mineral property interests and related exploration expenditures	88,766	1,102,853	888,852
Investments	(2,116,720)	-	-
Other assets	344,077	360,987	434,843
Non-capital losses available for future periods	3,964,147	859,747	1,001,692

	2,338,534	2,384,608	2,370,461

Valuation allowance	(2,338,534)	(2,384,608)	(2,370,461)

Net future income tax asset	$ -	$ -	$ -

The Company has available approximately $12,339,159 of non-capital losses which, if unutilized, will expire through 2027.  Subject to certain restrictions, the Company also has capital losses of $367,470 and resource exploration expenditures of approximately $15,344,838 available to reduce taxable income of future years.   Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, and have been offset by a valuation allowance.

During fiscal 2007, the Company renounced certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties resulting in a future income tax recovery of $1,737,356 and a charge against capital stock.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

12.

SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for fiscal years 2007 and 2006 to relate to this segment.

The Company had mineral property interests located in the USA, Canada and Peru and conducts administrative activities from Canada.  The total amount of capital assets attributable to Canada is $Nil (2006 - $11,979,000), Peru is $Nil (2006 - $459,597) and the USA is $18,956,315 (2006 - $7,900,767).

13.

CONTINGENCY

In January 2008 the Company received an invoice in the amount of $182,616 from a Canadian drilling company. The invoice represents amounts for services to have been alleged performed during 2007. The Company unequivocally rejects this claim. The party has commenced legal proceedings and the Company will rigorously defend itself and will seek reimbursement for all costs associated with the defense from the claim or litigation. No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable. Any costs ultimately assessed against the Company in respect of this claim will be recoded in the period in which the actual determination of the liability, if any, is made.

14.

FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME

The Company's financial instruments consist of cash and equivalents, short term investments, receivables, investments, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

15.

SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company:

a)

Granted incentive stock options to directors and officers to purchase up to 400,000 common shares at $2.25 per share for a period of 5 years.

b)

Terminated its agreements with Yellowcake for the Sky, Jeep, and other data base projects. In addition, the Company and Yellowcake have agreed to amend certain terms  regarding Yellowcake’s commitment to fund $8,000,000 of  exploration on the Juniper Ridge property as follows:

i)

contribute  at least $764,518  not later than May 1, 2008

ii)

a minimum of $300,00 not later that September 1, 2008

iii)

a minimum of $500,000 not later that December 31, 2009

iv)

balance of the $8,000,000 as agreed by both parties based on the availability of financing, but in any case not later that December 31, 2012.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Stock based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employee”, requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company uses the fair value method to account for all stock option grants for the years presented consequently, there are no differences in stock-based compensation.

Mineral property interests

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.

The Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral property interests.  Under United States GAAP, exploration costs on mineral properties prior to the establishment of proven or probable reserves continue to be expensed as incurred. This resulted in a decrease in mineral property interests and a corresponding increase in loss for the year of $11,533,474 for fiscal 2007, $8,290,692 for fiscal 2006 and $3,794,539 for fiscal 2005. The decrease in mineral property interests includes $2,053,350 related to the non-controlling interest.

When proven and probable reserves are determined for a property and a feasibility study prepared, subsequent exploration costs of the property are capitalized. The capitalized costs of such properties are to be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

Under Canadian GAAP, prepaid costs relating to mineral property interests are reported as mineral property interests. Under United States GAAP, these costs are characterized as current assets resulting in a reclassification of $1,106,236 as at December 31, 2007.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs (cont’d…)

In accordance with United States GAAP, capitalized mineral property interests are summarized as follows:

Property name	December 31, 2007	December 31, 2006

Roca Honda property	$ 404,750	$ 404,750
Nose Rock/Crown Point property	478,741	739,641
Church Rock property	308,505	202,375
Marquez property	805,700	-
Juniper Ridge property	-	430,000
Rock Hill/Red Horse property	823,973	-
Pine Tree/Reno Creek property	-	696,250
Sky/Cedar Rim property	-	86,250
Canada/Peru properties	-	2,035,000
Other properties	1,145,362	1,134,543

Capitalized mineral property interests	$ 3,967,031	$ 5,728,809

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as described in Note 2.  Under United States GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares.  The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax deductions are renounced to investors.

During fiscal 2006, the Company issued 1,697,000 flow-through shares for total proceeds of $5,091,000 and recorded a liability of $1,137,191 for the premium received on the flow-through shares as at December 31, 2006. On renunciation during fiscal 2007, the liability was charged to operations resulting in a difference in capital stock and income tax expenses of $600,165.

During fiscal 2005, the Company issued 30,000 flow-through shares for total proceeds of $58,500.  As the value of the compensation received for the flow-through shares issued during fiscal 2005 exceeded the fair value of the non-flow through shares on the date issued, the Company recorded a difference in capital stock and related income tax expenses of $11,699 on renunciation during fiscal 2005.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Unrealized holding gains and losses on investments

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values.  Any unrealized holding gains or losses on available-for-sale securities are reported as a separate component of shareholders’ equity until realized and included in earnings for trading securities. The Company’s short-term-investments were presented at lower of cost or market value before January 1, 2007 under Canadian GAAP. Under United States GAAP for fiscal 2005 and 2006, the Company's investment in debt securities has been classified as trading securities however, there was no difference to Canadian GAAP as these debt securities have been stated at their fair market value, with an unrealized loss of $20,574 (2005 - $4,817) included in the consolidated statement of operations. Upon adoption of CICA Handbook Section 3855 on January 1, 2007 (Note 2), there are no ongoing differences between Canadian and United States GAAP in the accounting for short-term investments and marketable securities.

Loss per share

Under both Canadian GAAP and United States GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2006 and 2005 were 66,239,107 and 53,475,088, respectively. There were no escrow shares remaining as at December 31, 2007 so there are no ongoing differences between Canadian and US GAAP.

Accounting for uncertainty in income taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

Under United States GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not impact the Company’s consolidated financial position or results of operations.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company does not expect that the adoption of this new accounting pronouncement will have a significant effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.  The Company does not expect that the adoption of this new accounting pronouncement will have a significant effect on its financial statements.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” and SFAS 141(R) “Business Combinations”. SFAS 160 specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions and requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. SFAS 141R requires that most identifiable assets, liabilities (including obligations for contingent consideration), non-controlling interests and goodwill be recorded at “full fair value”. These statements are effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact the adoption of these pronouncements will have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (“SFAS 161”). SFAS 161 change the disclosure requirements for derivative instruments and hedging activities. Entities will now be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how the instruments are accounted for under SFAS 133, and how the instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the  impact the adoption of this pronouncement will have on its financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	December 31, 2007
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 17,216,450	$ 1,106,236	$ 18,322,686
Equipment	2,033,175	-	2,033,175
Investments	6,047,770	-	6,047,770
Mineral property interests	16,923,140	(12,956,109)	3,967,031

	$ 42,220,535	$ (11,849,875)	$ 30,370,662

Total liabilities	$ 4,239,279	$ (2,053,350)	$ 2,185,929

Capital stock	53,471,619	16,352,701	69,824,320
Contributed surplus (Additional paid-in capital)	4,400,836	673,800	5,074,636
Deficit	(13,132,989)	(26,823,024)	(39,956,013)
Accumulated other comprehensive loss	(6,758,210)	-	(6,758,210)

Shareholders' equity	37,981,256	(9,796,523)	28,184,733

	$ 42,220,535	$ (11,849,875)	$ 30,370,662

	December 31, 2006
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 33,150,990	$ -	$ 33,150,990
Equipment	690,904	-	690,904
Mineral property interests	19,648,460	(13,919,651)	5,728,809

	$ 53,490,354	$ (13,919,651)	$ 39,570,703

Total liabilities	$ 724,055	$ 1,137,191	$ 1,861,246

Capital stock	69,061,053	(1,041,257)	68,019,796
Contributed surplus (Additional paid-in capital)	1,591,993	673,800	2,265,793
Deficit	(17,886,747)	(14,689,385)	(32,576,132)

Shareholders' equity	52,766,299	(15,056,842)	37,709,457

	$ 53,490,354	$ (13,919,651)	$ 39,570,703

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2007	2006	2005

Income (loss) for the year, Canadian GAAP	$ 4,753,758	$ (2,310,688)	$ (1,622,502)
Adjustments:
Mineral property interests	(11,533,474)	(8,290,692)	(3,794,539)
Renunciation of flow-through shares	(600,165)	-	(95,934)

Loss for the year, United States GAAP	$ (7,379,881)	$(10,601,380)	$(5,512,975)
Other comprehensive loss:
Loss on available-for-sale securities, net of future income tax recovery	(6,758,210)	-	-
Comprehensive loss for the year, United States GAAP	$ (14,138,091)	$ (10,601,380)	$(5,512,975)
Basic and diluted loss per share, United States GAAP	$ (0.10)	$ (0.16)	$ (0.10)
Weighted average number of common shares outstanding, United States GAAP: Basic Diluted	72,159,437 74,870,778	66,239,107 66,239,107	53,475,088 53,475,088

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2007	2006	2005
Cash flows used in operating activities, Canadian GAAP	$(5,240,819)	$(19,929,948)	$(10,708,351)
Mineral property interests	(11,946,511)	(7,920,372)	(3,674,721)

Cash flows used in operating activities, United States GAAP	(17,187,330)	(27,850,320)	(14,383,072)

Cash flows used in investing activities, Canadian GAAP	(940,046)	(8,467,796)	(3,978,040)
Mineral property interests	11,946,511	7,920,372	3,674,721

Cash flows provided by (used in) investing activities, United States GAAP	11,006,465	(547,424)	(303,319)

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	3,781,053	21,553,831	17,747,186

Change in cash and equivalents and during the year	(2,399,812)	(6,843,913)	3,060,795

Cash and equivalents, beginning of year	5,299,908	12,143,821	9,083,026

Cash and equivalents, end of year	$2,900,096	$5,299,908	$12,143,821